Exhibit 99.1

Aurora Cannabis to Host Fourth Quarter and Full Fiscal Year 2020 Investor Conference Call and Related Year End Informational Filings

NYSE | TSX: ACB

EDMONTON, AB, Sept. 14, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today that it has scheduled a conference call to discuss the results for its fourth quarter and year ended June 30, 2020 on Tuesday, September 22, 2020 at 5:00 p.m. Eastern Time. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call and a question and answer period. The Company will report its financial results for the fourth quarter after the close of markets on Tuesday, September 22, 2020.

Conference Call Details

DATE:	Tuesday, September 22, 2020
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=141462
REPLAY:	(844) 512-2921 or (412) 317-6671 Available until 11:59 p.m. Eastern Time Tuesday, October 6, 2020
PIN NUMBER:	13710020

Additionally, Aurora would like to announce that along with the filing of its annual financial statements, it expects to file other annual disclosure documents – including the Annual Information Form. Furthermore, Aurora announced that it has scheduled its Annual General Meeting of shareholders, which due to the COVID-19 pandemic, will be held virtually on Tuesday, November 12, 2020 at 10:00 am Mountain time. In conjunction with the Meeting, Aurora expects to file its Information Circular and related proxy materials which will be available for download under its profile on both SEDAR and EDGAR.

As part of its annual disclosure documents and following the Company's first year of Sarbanes Oxley Act (SOX) section 404 implementation for the year ending June 30, 2020, the Company is currently validating but expects to report certain material weaknesses in the Company's internal control framework. These material weaknesses are a result of a number of significant changes to the Company during the fiscal year, including the Business Transformation Plan announced in February 2020. The Company is already in the process of remediating identified control deficiencies, and does not expect any changes to its previously reported financial results as a result of these material weaknesses.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 14-SEP-20